UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON JUly 1, 2014

DATE, TIME, AND PLACE:

July 1, 2014, at 9:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”) or (“Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Directors Mrs. Conrado Engel, José de Paiva Ferreira, José Antonio Alvarez Alvarez, José Manuel Tejon Borrajo; and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Ana Maria Imbiriba Corrêa, Company´s Executive Superintendent, to act as the Secretary.

AGENDA: To examine, discuss and decide in respect on the remuneration of the members of the Special Independent Committee established in accordance with §6º of Article 14, and XXIX of Article 17 of the Bylaws of the Company, the Board of Directors meeting held on April 30, 2014,  responsible for advising the Board of Directors to review and prepare manifestation on the voluntary exchange offer certificates of deposit of shares (“Units”) or common shares or preferred shares of the Company by Brazilian  Depositary Receipts (BDRs) or American Depositary Shares (“ADSs”) representing commom shares of Banco Santander, S.A., all as approved at the meeting of the Board of Directors.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously and without any restrictions:

Then passing to the agenda, after examination and discussion of that matter, the Board of Directors of the Company, with the abstention of the independent directors, approved the remuneration of the members of the Special Independent Committee in R$ 12,000.00 (twelve thousand Reais) for each meeting or event in which members participate. Independent members of the Special Committee shall be entitled to remuneration from the date of constitution of the said committee and endure the time of their existence. The members Celso Clemente Giacometti and Jesús María Zabalza Lotina waived receipt of such remuneration.

1

[Free English Translation]

CLOSING OF THE MEETING: There being nothing further to be transacted, the Meeting was closed and these Minutes were drawn up, read, approved and signed by all Directors present and by the Secretary. São Paulo, July 1, 2014. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Directors Mrs. Conrado Engel and José de Paiva Ferreira; and the Directors Mrs. José Antonio Alvarez Alvarez and José Manuel Tejon Borrajo; and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. Ana Maria Imbiriba Corrêa – Secretary.

I hereby certify that this is a true copy of the minutes drawn up in the Book of Minutes of the Company’s Board of Directors Meetings.

_______________________________________

Ana Maria Imbiriba Corrêa

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 1, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer